

Lori Shandro · 3rd

Principal Owner at The Shandro Group, Inc. Co-Founder and Producer of Treefort Music Fest Partner Duck Club Presents

Boise, Idaho · 500+ connections · **Contact info**

The Shandro Group

University of San Fra

Experience

Principal Owner

The Shandro Group

Feb 2001 – Present · 19 yrs 6 mos

The Shandro Group consults small business owners, families and individuals on health insurance and other employee benefits.

Founder and Producer

Treefort Music Fest

2012 – Present · 8 yrs

Boise, Idaho

Together with 2 other founders, birthed and grew the festival to where we are today, a community celebration of Boise, music and emerging talents that has grown to include film, yoga, story, technology, craft beer, performance art, comedy and more. www.treefortmusicfest.com



Tax Consultant

Deloitte

Sep 1995 – Jan 2001 · 5 yrs 5 mos

Education



University of San Francisco
Bachelor of Business Administration (B.B.A.) Accounting
1992 – 1995

Recommendations

Received (0)   **Given (1)**

Angel A.
Major Account Executive at
CareerBuilder
September 6, 2019, Lori worked
with Angel but at different
companies

Angel did a great job connecting with independent brokers
agents when the product and delivery of the product was d
and had gotten off to a bumpy start. She is personable and
sincere in a way that quickly builds trust.

